UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GENERAL COMMUNICATION, INC.

(Name of Issuer)

Class A Common Stock, no par value (“Class A Common Stock”)

(Title of Class of Securities)

369385 10 9

(CUSIP Number)

Arctic Slope Regional Corporation
Attn: Craig Floerchinger
3900 C Street Suite 801
Anchorage, Alaska 99503-5963
Telephone (907) 339-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 10 9	SCHEDULE 13D/A	PAGE 2 OF 4 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Arctic Slope Regional Corporation	92-0044137

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*	WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Alaska

7	SOLE VOTING POWER
NUMBER OF
7,481,240 shares (See Item 5)
SHARES
8	SHARED VOTING POWER
BENEFICIALLY
None (See Item 5)
OWNED BY
9	SOLE DISPOSITIVE POWER
EACH REPORTING
7,481,240 shares (See Item 5)
PERSON
10	SHARED DISPOSITIVE POWER
WITH
None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,481,240 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.0% (See Item 5)

14.	TYPE OF REPORTING PERSON* CO

* See Instructions

CUSIP No. 369385 10 9	SCHEDULE 13D/A	PAGE 3 OF 4 PAGES

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 3, 2008 (together with this Amendment No. 1, the “Schedule 13D”), by Arctic Slope Regional Corporation (“ASRC”), with respect to the Class A Common Stock, no par value (“Class A Common Stock”), of General Communication, Inc. (the “Issuer”).

ITEM 1.                             SECURITY AND ISSUER.

Item 1 of this Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the Class A Common Stock of the Issuer.

The address of the principal executive offices of the Issuer is 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

The Class A Common Stock votes together as a class with the Issuer’s Class B Common Stock, no par value (“Class B Common Stock”); provided that each share of Class A Common Stock has one vote per share and each share of Class B Common Stock has ten votes per share.

ITEM 3.                             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended and restated as follows:

The source of the funds used by ASRC to purchase shares of Class A Common Stock (the “Shares”) was working capital of ASRC.

On February 22, 2008, ASRC purchased an aggregate of 3,100,000 shares of Class A Common Stock in a privately negotiated transaction at an aggregate purchase price (excluding trading commissions and related administrative costs) of $18,909,776.00.

On April 16, 2008, ASRC purchased an aggregate of 4,381,240 shares of Class A Common Stock through a broker at an aggregate purchase price (excluding trading commissions and related administrative costs) of $26,944,626.

ITEM 5.                             INTEREST IN SECURITIES OF THE ISSUER.

The first paragraph of Item 5(a)-(b) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)             ASRC beneficially owns, in the aggregate, 7,481,240 shares of Class A Common Stock, which represent approximately 15.0% of the outstanding Class A Common Stock. (1) ASRC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 7,481,240 shares of Class A Common Stock.

(1) All calculations of percentage ownership in this Schedule 13D are based on approximately 49,913,996 shares of Class A

Common Stock outstanding as of February 20, 2008, as reported in the Annual Report on Form 10-K for the Annual Period ended December 31, 2007, which was filed by the Issuer with the Securities and Exchange Commission on March 7, 2008.

CUSIP No. 369385 10 9	SCHEDULE 13D/A	PAGE 4 OF 4 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 22, 2008

ARCTIC SLOPE REGIONAL CORPORATION*

/s/ MARK KROLOFF
By:	Mark Kroloff
Title:	Authorized Signatory

* In executing and filing this Schedule 13D, Arctic Slope Regional Corporation does not intend to waive the exemption afforded it under 43 U.S.C.A. Section 1625.